

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 22, 2016

Via E-mail
Mark Gitelman
President, Treasurer and Secretary
2235 E. Flamingo Rd., Suite 355
Las Vegas, NV 89119

> **Re: Getelman Corp.**
> **Registration Statement on Form S-1**
> **Filed March 3, 2016**
> **File No. 333-209891**

Dear Mr. Gitelman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2.   Please provide the disclosure regarding the offering price information required by Item 501(b)(3) of Regulation S-K. Consider providing such information in tabular format.

Use of Proceeds, page 15

3.   Please revise the use of proceeds table to reflect the use of proceeds at 25% of the total offering. Also, please add a narrative discussing the use of proceeds if you raise less than 25% of the total offering. In addition, we note the proceeds allocated to employees. Please clarify whether this may be used to compensate your sole officer and director.

Management's Discussion and Analysis or Plan of Operations, page 18

4.   Please disclose the cash balance as of a more recent practicable date.

Exhibits

5.   Please file the subscription agreement referenced on page 34 as an exhibit.

6.   Please revise the legality opinion to include the state law under which you opine.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

7.   Please revise to include a currently dated consent of the independent registered public accounting firm which references the correct date of their audit report with respect to the Company's financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Suellentrop at (202) 551-4256 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining